Exhibit 16.3

72 London Road St Albans AL1 1NS T +44 (0)1727 869141 www.mercerhole.co.uk

23 February, 2021

Our ref: SMA330/JU

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen,

We have been furnished with a copy of the response to Item 4.01 “Change in Registrant’s Certifying Accountant” of Form 8-K for the event that occurred on 18 December 2020, to be filed by SmartKem Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Yours faithfully

/s/ Mercer & Hole

Mercer & Hole

Other offices: London, Rickmansworth & Milton Keynes. A list of partners’ names is available at the above address.

Registers to carry on audit work in the UK and Ireland and regulated for a range of investment business activities by the Institute of Chartered

Accountants in England and Wales. Registered by the Public Company Accounting Oversight Board in America to carry out company audit work.

The International Accounting Group